DREYFUS INVESTMENT FUNDS
200 PARK AVENUE
NEW YORK, NEW YORK 10166

March 22, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Investment Funds
Registration Statement on Form N-14
File Numbers: 333-186809; 811-4813

Ladies and Gentlemen:

On February 22, 2013, Dreyfus Investment Funds (the "Fund") filed a Registration Statement on Form N-14 (File No.:  333-186809) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission").  The Registration Statement relates to the offering of shares of Dreyfus/The Boston Company Small Cap Value Fund (the "Series") in connection with the proposed reorganization of Dreyfus Small Cap Equity Fund into the Series.

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "1933 Act"), the Fund is filing this letter to amend the Registration Statement to delay the effective date thereof until the Fund shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Please direct any questions regarding this matter to Nicole M. Runyan of Stroock & Stroock & Lavan LLP, counsel to the Fund, at 212.806.6443.

Very truly yours,

/s/  Jeff Prusnofsky
Jeff Prusnofksy
Vice President